                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company:  Blue Wave Systems Inc.
                                                   Commission File No.:  0-26858


[On February 21, 2001, Motorola, Inc. announced its proposed acquisition of Blue Wave Systems Inc. The following fact sheet was first used on February 21, 2001.]


ACQUISITION FACT SHEET

                         Motorola and Blue Wave Systems

                                February 21, 2001


Summary: Motorola, Inc. (NYSE: MOT) announced today that it will acquire Blue Wave Systems Inc. (NASDAQ: BWSI), a Carrollton, Texas-based company that is a leading provider of high performance digital signal processor (DSP) solutions to original equipment manufacturers (OEMs).

Significance:       The acquisition will enable Motorola Computer Group
                    to more quickly deliver integrated platforms to its telecommunications OEM customers building applications such as media and access gateways.

Purpose: As the world's leading supplier of embedded computing platforms for original equipment manufacturers, Motorola, with this acquisition, will strengthen its product portfolio in the telecommunications industry.

                    Blue Wave Systems provides digital signal processing products and software for key telecommunications applications such as next generation wireless infrastructure and voice gateways. Combined with Motorola Computer Group's high availability computing platforms, telecom OEMs will be able to more rapidly develop the next generation applications which will provide new services for their customers.

                    - The world demands smarter, faster telecom networks that can handle the proliferation of e-commerce, multimedia content, and other Internet services.

                    -   Motorola is known for its best-in-class
                        resources and infrastructure. This offering, combined with Blue Wave Systems' software-driven architecture, benefits telecom OEMs by enabling them to bring smart networks to market more quickly.

                    - Unlike some other manufacturers, Motorola and Blue Wave Systems both support open standards for the telecommunications infrastructure marketplace, enabling OEMs to quickly progress technologically for telecom systems of the future.

                    - Together, Motorola and Blue Wave Systems will deliver the DigitalDNA(TM) technology needed to power the heart of smart networking equipment.

The Companies:

Motorola Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales is 2000 were $37.6 billion.

                    Motorola Computer Group is the world's leading supplier of embedded computing platforms to original equipment manufacturers for use in telecommunications, network storage, imaging, medical equipment and semiconductor production and test equipment applications. Motorola Computer Group helps customers get to market more rapidly with leading-edge computing platforms supported by a broad range of service, training and systems integration capabilities.

                    For the telecommunications industry, Motorola Computer
                    Group:

                    - is poised to place carrier-grade platforms into telecommunication systems running wireless, enterprise, networking and transmission applications in the world. In fact, it already provides embedded computing equipment for nine of the world's top 10 telecommunications OEMs,

                    -   offers hardware (i.e. boards, systems,
                        packaging) and software (Advanced
                        High-Availability Microsoft 2000, Linux,
                        LynxOS, and VxWorks operating systems) that help enable telecommunications applications that run 99.999% of the time, equivalent to five minutes or less of downtime a year.

                    -   provides OEMs with the choices they're
                        looking for (processor family, operating system, voice and data transport, packaging, integrated 3rd party content). Also, it can provide these choices in complete system platforms so that OEMs can build their telecom applications on top and quickly get their products to market.



Blue Wave Systems   Blue Wave Systems Inc. is a leading supplier of high-
                    channel Digital Signal Processing (DSP) subsystems used in telecommunication infrastructure equipment, such as voice over packet (VoIP) gateways, digital wireless communications and intelligent peripherals. The ComStruct line of telecom infrastructure communication processing subsystems was launched in January 1999. At the heart of the ComStruct line is the company's FACT software, which enables the DSP subsystem to be rapidly and effectively deployed in a variety of carrier class telecom applications. Blue Wave
                    Systems has been a market leader in DSP board-level products since 1983

Headquarters:

Motorola            Motorola Computer Group is headquartered in Tempe, Arizona.

                    Motorola's worldwide operations are headquartered in Schaumburg, Illinois

Blue Wave Systems   Blue Wave Systems is headquartered in Carrollton, Texas.

Management Team:

Motorola Tom Lynch, executive vice president, president, Integrated Electronic Systems Sector

                    Wayne Sennett is senior vice president and general manager of Motorola Computer Group

Blue Wave Systems   Rob Shaddock is president and CEO of Blue Wave Systems


Employees:

Motorola 140,000 worldwide in Motorola, approximately 2,500 in Motorola Computer Group

Blue Wave Systems   Approximately 130 employees

URLs:               http://www.motorola.com/
                    ------------------------

                    http://www.motorola.com/telecom
                    -------------------------------

                    http://www.bluews.com/
                    ----------------------

Editorial Contacts: Terri Thorson, Motorola Computer Group /Lisa Grell, MCA PR/ Shreekant Raivadera, Blue Wave Systems


WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE. SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE AT 972-277-4600.

Blue Wave Systems and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Blue Wave with respect to the transactions contemplated by the merger agreement. As of February 20, 2001, the executive officers and directors of Blue Wave Systems as a group beneficially owned approximately 7.96% of Blue Wave Systems common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate Blue Wave System's business and capitalize on the combined technologies; the future evolution of the digital signal processor market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.


[The following conference call script was first used on February 21, 2001.]


                             Conference Call Script
             MOTOROLA/BLUE WAVE SYSTEMS INC. CONFERENCE CALL SCRIPT
                   INVESTORS, MEDIA AND INDUSTRY ANALYSTS


MAUREEN O'LEARY:

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS INC. WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS. SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE SYSTEMS AT THE

COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE SYSTEMS AT 972-277-4600.


Blue Wave Systems and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Blue Wave Systems with respect to the transactions contemplated by the merger agreement. As of February 20, 2001, the executive officers and directors of blue wave systems as a group beneficially owned approximately 7.96% of Blue Wave Systems common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate Blue Wave System's business and capitalize on the combined technologies; the future evolution of the digital signal processor market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.



Good morning, and thanks for joining us. I'm Maureen O'Leary, Director, Worldwide Marketing Communications and PR for Motorola Computer Group. First of all, I want to remind everyone that the stock-for-stock merger acquisition of Blue Wave Systems is subject to regulatory approvals and approval of Blue Wave Systems' stockholders, and that this transaction will not be completed until that process is completed. There are a number of documents related to this transaction that Motorola and Blue Wave Systems are filing, and we recommend that you review them, particularly if you are a shareholder. They may be obtained free at www.sec.gov, or through Motorola Investor relations.

With me today are Wayne Sennett, senior vice president and general manager of Motorola Computer Group, Rob Shaddock, chief executive officer of Blue Wave Systems, and Pete Rendek, Director of Market Development for Motorola Computer Group. Most of you have probably seen the news release we issued earlier this morning about the planned acquisition of Blue Wave Systems by Motorola. We will discuss the announcement for about 15 minutes, and then turn it over to you for questions. Now, let me introduce Wayne Sennett.

WAYNE SENNETT:

Thanks, Maureen.

As Maureen mentioned, Motorola today announced a definitive merger agreement to acquire Blue Wave Systems. Blue Wave Systems is a leading provider of high performance digital signal processor (DSP) solutions to original equipment manufacturers (OEMs). The agreement is valued at up to $165 million depending upon the market price of Motorola stock and is expected to be completed during the second quarter of 2001. Acquiring Blue Wave Systems is important to shareholders because it expands the growth potential for a dynamic element of Motorola's business. Specifically, Motorola Computer Group is participating in a $250-$350 billion dollar telecommunications market. With this acquisition, the combined Motorola Computer Group and Blue Wave Systems organization will be well positioned to provide a new class of telecommunications computing platforms that drive this market.

First, a bit of background: Motorola Computer Group is the world's leading supplier of embedded computing platforms. We offer systems that enable telecommunications equipment manufacturers to build telecom equipment for wireless, enterprise, networking and transmission applications. Today we build on those capabilities by announcing the planned acquisition of Blue Wave Systems. The digital signal processing sub-systems--or DSPs--provided by Blue Wave Systems provide functions that people use every day when they pick up the telephone.

As the world demands new services and features from our mobile devices and our data networks, we've seen significant change in the traditional telecom and data networks. Consumer needs have dictated that these networks must work together and provide new services. These changes are happening so quickly that equipment manufacturers are looking to use open standards-based equipment for the development of new applications. That's what makes today's announcement so exciting - it positions Motorola Computer Group to better serve our OEMs with a wider range of telecommunications platform offerings.

With this acquisition we complement our portfolio with solutions that enable wireless infrastructure platforms and media and access platforms. Telecom equipment manufacturers will now be able build platforms based on open standards solutions with the integration and regulatory certifications already completed. In short, we're enabling smarter networks faster! Time-to-market has become a critical competitive issue for today's telecommunications companies. In today's markets, it frequently makes more sense to purchase these platform level capabilities than to develop them in house.

We are building a new and stronger Motorola Computer Group, one that delivers a full range of solutions to our customers. Given the explosive demand for communications infrastructure for new services and broadband access, today we're in a terrific position to ride this wave by seeking to provide everything our customers require, to deliver new services that customers demand. That is great for OEMs and great for Motorola.

To elaborate on these business opportunities, I'll turn the conversation over to Pete Rendek, director of market development here at Motorola.

PETE RENDEK:

Thank you, Wayne. This is a great day for Motorola and the Motorola Computer Group.

Traditionally, people in the industry think of Motorola Computer Group for its board-level computing systems, in particular, those based on VME and Compact PCI. Today's announcement highlights a strategy change that's been under way at the Computer Group for over a year. A key element of the new strategy is to provide complete platforms for telecommunications equipment OEMs. We've validated this strategy with many of our key customers, and received positive feedback.

In practice, this means that Motorola Computer Group will offer more than just the computer board, or the rugged, highly available systems that people associate with us. Our goal is to provide everything the telecommunications OEM needs to immediately begin to develop their application. Today's announcement highlights our commitment to this strategy. Digital signal processing is a key element of many of the new telecommunications applications. The Blue Wave Systems team has done an excellent job of providing an application interface that allows equipment manufacturers to develop their applications very quickly and very effectively using higher level software elements.

The second key piece of the strategy is that these products are already integrated for our customers. A major development item for all equipment manufacturers is the integration and certification phase. This is when the necessary building blocks are integrated into a chassis and the necessary compliance testing is done. This can frequently consume many weeks in the development schedule. This work will already be done for Motorola Computer Group customers, which will greatly shorten development time and help get the product out into the revenue stream more quickly. Ultimately, we are helping our customers bring equipment, networks, and service to consumers more quickly.

As you know, we have been a computing platform leader helping customers build telecommunications equipment for more than a decade. With today's pressures, our customers are demanding an even greater degree of integration. And that's a major reason why we've decided to acquire Blue Wave Systems.

So, how will Blue Wave Systems fit into Motorola? Blue Wave Systems will work closely with Motorola Computer Group. It will remain focused on building digital signal processing products and will help fulfill the strategy that we've outlined today. By joining the competencies of Motorola's world class high-availability infrastructure and Blue Wave Systems' advanced architecture, we'll be able to bring this outstanding technology to more customers around the world at a faster time to market than was previously possible.

We are delighted to welcome the Blue Wave Systems team of people to the Motorola family. Now, I'd like to introduce the CEO of Blue Wave Systems, Rob Shaddock, to provide more detail about Blue Wave Systems' products and how they help enable this convergence.


ROB SHADDOCK

Thank you, Pete. This is also a great day for Blue Wave Systems, our shareholders, our customers and employees. Our two organizations have been working as partners for some time and we had already seen a tremendous fit between them. The combination of Blue Wave Systems products and Motorola Computer Group products will create a new class of what we call "application ready" telecommunications platforms. Our customers will be able to create new applications using building blocks that don't require development effort on their part, saving valuable time. This is critical to the rapid deployment of new services, which must work with both new and old networks, and must cross countries and continents. The traditional approach to developing new equipment is clearly too long and too expensive for such a dynamic marketplace. Adding to the problem is the fact that after pouring in all this investment, products may face a shorter useful lifetime, once deployed. Working as partners has had many benefits but by integrating as one company we will be able to respond much more effectively to our customers needs and as a result accelerate our combined growth. By combining our businesses we can align our presentation to customers and remove the obstacles that sometimes make partnership arrangements a frustrating experience for our customers and ourselves. The ability to deliver integrated solutions from one company will shorten the sales cycle as well as improving our customer's time to market.

Blue Wave Systems was created in 1998 as a combination of 2 DSP hardware vendors. In early 1999 we set out on a path to focus the business on the supply of signal processing sub-systems to telecommunications equipment manufacturers and thereby create greater shareholder value by focusing the company and creating a new generation of value added products. We have made significant progress since 1999 when we first introduced our Comstruct and FACT architectures to speed application development for digital signal processing applications. Blue Wave's ComStruct(TM) family allows telecommunication OEMs to develop and deploy carrier class applications in around one fifth of previous time scales, with an open architecture that is compatible with a wide range of hardware and software standards. Solutions are available for Wireless and VoIP infrastructure applications while the ComStruct Building Blocks provide a range of software and hardware products to ease the development and deployment of telecommunication infrastructure applications. The heart of ComStruct solutions is the FACT software architecture, which provides a comprehensive software development platform and sub-system management tool. FACT provides all the underlying technology, software and algorithms and thereby unlocks time for developers to innovate at the application level Blue Wave Systems', Inc. Comstruct (TM) and FACT
(TM) platforms have gained acceptance in the industry at a pace tHat has been exciting for us. This is the right time to build upon that acceptance by creating integrated solutions and further increasing our shareholder value by integrating with Motorola.

MAUREEN O'LEARY:

Thank you all for listening. As we begin taking questions, please know that the press release and additional information about Motorola Computer Group is posted on the Internet at www.motorola.com/telecom You can find the press release and all of the relevant filings on the Edgar and SEC websites at www.sec.gov and www.edgar.com.

AFTER Q&A SESSION

MAUREEN O'LEARY:

Once again, thank you for your participation. If you have further questions you can reach us today by calling Lisa Grell at MCA Public Relations, 480-874-2899, Terri Thorson at Motorola Computer Group, 602-438-3287 and Ken Newton, Motorola Computer Group, UK, +44 (0) 1256 790815 to arrange a time where we can provide additional information.

                          END OF CONFERENCE CALL SCRIPT


[The following memorandum to employees of Motorola, Inc. was disseminated on February 21, 2001.]

EPBL

February 21, 2001

To:      All Motorola Employees

From: Wayne Sennett, Senior Vice President and General Manager, Motorola Computer Group

         John Hughes, Vice President and Director, Telecommunications Business Unit, Motorola Computer Group

Re:      Blue Wave Systems Acquisition

Continuing our momentum as the recognized leader of the embedded computing marketplace, we are pleased to announce the pending acquisition of Blue Wave Systems. Blue Wave Systems , based in Carrollton, Texas, is a leading supplier of digital signal processors and software used in telecommunications applications such as voice and media gateways. Blue Wave Systems is a publicly held company with approximately 130 employees.

The addition of Blue Wave System's outstanding products and talented employees to our team sends a clear message to the industry that our game plan is to provide additional value and service in the computing platforms that we offer to the telecommunications markets. Blue Wave Systems will continue to operate facilities in Carrollton, Texas and Loughborough, England. They will become part of Motorola Computer Group within IESS under the leadership of John Hughes.

Blue Wave Systems' Inc. product offerings provide an important addition to Motorola Computer Group's portfolio of telecommunications products. Digital signal processors and software are used for tone detection and voice response systems. They also allow voice and video information to be compressed before being transmitted on the network, thereby improving network efficiency. A flexible programming interface allows our customers' designers to modify how signal processing is handled while the equipment is running, leading to higher levels of availability. This is a key element of the Motorola Computer Group product strategy for the telecommunications market.

This acquisition broadens our portfolio of leading computing platform solutions for the telecommunications market. We can now deliver a more complete communications platform solutions to our customers, which will shorten their product development times. We look forward to the closure of this transaction, when we can welcome the employees of Blue Wave Systems to the Motorola family and work toward our joint success!

All media calls in reference to this announcement should be referred to Motorola Computer Group Public Relations, Terri Thorson, 602-438-3287, or Maureen O'Leary, 602-659-7831.


WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE. SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE AT 972-277-4600.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate Blue Wave System's business and capitalize on the combined technologies; the future evolution of the digital signal processor market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.


[The following email to Motorola's MCG employees was disseminated on February 21, 2001.]


EMAIL FROM JOHN HUGHES TO ALL MCG EMPLOYEES

February 21, 2001

To:            All MCG Employees

From:          John Hughes
               Vice President and Director
               Telecommunications Business Unit
               Motorola Computer Group


I am delighted to announce that this morning's news wire services carry an announcement that Motorola Computer Group has signed an acquisition agreement with Blue Wave Systems Inc. of Carrollton, Texas. The transaction, which is subject to regulatory approvals and consent of the Blue Wave Systems shareholders, is expected to be completed during the second quarter of 2001.

Blue Wave Systems Inc. will continue to operate its major facilities in Loughborough, England and in Carrollton, Texas. The team of approximately 130 will report to the Telecommunications Business Unit under my leadership. Rob Shaddock, Blue Wave Systems' Inc. CEO and I are excited about the opportunity we now have to offer our customers a single source for a complete platform that enables them to shorten product development cycle time.

Many of you are familiar with Blue Wave Systems Inc., as we have jointly demonstrated equipment at various tradeshows and in several joint customer opportunities. Blue Wave Systems' Inc. product offerings provide an important addition to MCG's portfolio of telecommunications products. The digital signal processors and software provided by Blue Wave Systems Inc. are used for tone detection and voice response systems. They also allow voice and video information to be compressed before being transmitted on the network, thereby improving network efficiency. A flexible programming interface allows our customer's designers to modify how signal processing is handled while the equipment is running, leading to higher levels of availability. This is a key element of the Motorola Computer Group product strategy for the telecommunications market, and these new tools will help us serve our customers in new and innovative ways.

If you have any questions regarding this announcement, please contact Tina Haigh, Director, Communications & Public Affairs, 602-438-3773.


WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE SYSTEMS AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE SYSTEMS AT 972-277-4600.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and involve risks and uncertainties. The factors below are among some of the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements: the failure of the merger to be consummated in a timely manner or at all; the ability of the companies to successfully integrate Blue Wave System's business and capitalize on the combined technologies; the future evolution of the digital signal processor market and related technology; and those factors in the companies' filings with the Securities and Exchange Commission.